Free Writing Prospectus dated June 26, 2024
Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement, dated June 25, 2024
Registration No. 333-264390

Dime Community Bancshares, Inc.

$65,000,000

9.000% Fixed to Floating Rate Subordinated Notes due 2034

Term Sheet

Issuer:	Dime Community Bancshares, Inc. (the “Company”)

Security:	9.000% Fixed to Floating Rate Subordinated Notes due 2034 (the “Notes”)

Initial Aggregate Principal Amount:	$65,000,000

Over-Allotment Option: Ratings:

Up to $9,750,000 aggregate principal amount of Notes within 30 days of the date hereof solely to cover over-allotments, if any.

BBB- (Stable) by Kroll Bond Rating Agency

A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	June 26, 2024

Settlement Date: Listing:	June 28, 2024 (T + 2) The company intends to list the Notes on the Nasdaq Global Market under the ticker symbol “DCOMG” within 30 days of the original issue date.

Final Maturity Date (if not previously redeemed):	July 15, 2034

Coupon:	9.000% per annum, from and including the Settlement Date, to but excluding July 15, 2029, payable quarterly in arrears. From and including July 15, 2029 to, but excluding the maturity date or earlier redemption date, a floating per annum rate equal to the then current three-month SOFR (as defined in the prospectus supplement under “Description of the Notes — Interest”), provided, however, that in the event three-month SOFR is less than zero, three-month SOFR shall be deemed to be zero, plus 495.1 basis points, payable quarterly in arrears.

Interest Payment Dates:	Interest on the Notes will be payable on January 15, April 15, July 15 and October 15 of each year to, but excluding, the maturity date or earlier redemption date. The first interest payment will be made on October 15, 2024.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	30/360 to but excluding July 15, 2029, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of July 15, 2029 and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Redemption:	The Company may redeem the Notes, in whole but not in part, at any time, including prior to July 15, 2029, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent us from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a change or prospective change in law occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) we are required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	$25 minimum denominations and $25 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, including to support organic growth initiatives, and to support the Company and Bank’s regulatory capital ratios.

Price to Public:	$25.00

Underwriters’ Discount:	3.00% (or $1,950,000 total assuming the over-allotment option is not exercised)

Proceeds to Issuer (after underwriters’ discount, but before expenses):	97.00% (or $63,050,000 total assuming the over-allotment option is not exercised)

Ranking:	The Notes will be unsecured, subordinated obligations of the Company and:

•	will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future senior indebtedness (as defined under “Description of the Notes—Subordination of the Notes” in the preliminary prospectus supplement);

•	will rank equal in right of payment and upon our liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes including the Company's 5.75% fixed-to-floating rate subordinated notes due 2030 and 5.00% fixed-to-floating rate subordinated debentures due 2032;

•	will rank senior in right of payment and upon the Company’s liquidation to any of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to indebtedness such as the Notes; and

•	will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including without limitation Dime Community Bank’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of March 31, 2024, the Company’s and its subsidiaries had, on a consolidated basis, outstanding debt and deposits of $11.9 billion that would rank senior to the Notes. In addition, as of March 31, 2024, the Company had no indebtedness that would rank senior to the Notes, $200.2 million that would rank pari passu with the Notes, and no indebtedness that would rank junior to the Notes.

CUSIP/ISIN:	25432X 300 / US25432X3008

Joint Book-Running Managers:	Raymond James & Associates, Inc. Keefe, Bruyette & Woods, Inc.

Co-Managers:	D.A. Davidson & Co. Piper Sandler & Co.

We expect that delivery of the Notes will be made against payment for the Notes on or about Settlement Date indicated above, which will be the second business day following the trade date of June 26, 2024 (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the first business day preceding the Settlement Date will be required, by virtue of the fact that the notes will initially settle in two business days (T+2), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

This Pricing Term Sheet is neither an offer to sell nor a solicitation of an offer to purchase any securities of the Company. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities of any such jurisdiction.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by emailing Raymond James & Associates, Inc. at prospectus@raymondjames.com or by emailing Keefe, Bruyette and Woods, Inc. at SyndProspectus@stifel.com.

This Pricing Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement. The information in this Pricing Term Sheet supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Other information (including other financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the preliminary prospectus supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.